UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

(January 30, 2019)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Portage provides updates on trading of its shares on OTC Markets

Toronto, Ontario, January 30, 2019 (PBT.U: CSE, PTGEF: OTC Markets) - Portage Biotech Inc. ("Portage" or the "Company") provides the following update on its efforts to restore normal trading of its shares on OTC markets:

Following a trading halt by Canadian Securities Exchange (CSE) on Portage shares in September 2018 pending completion of CSE review of the shareholder information package prepared in connection with the acquisition of SalvaRx Limited, FINRA also imposed trading halt on our shares on OTC Market.

CSE completed its review and lifted the halt on December 7, 2018. FINRA lifted the trading halt on OTC on November 27, 2018. The SalvaRx Limited acquisition was completed on January 8, 2019.

However, because the trading halt on OTC Market lasted for over a month, FINRA now requires the Company to submit new Form 15c211 through a brokerage firm in the US. Meanwhile Portage shares continue to trade on OTC in grey market but are listed and trading normally on CSE in Canada.

We have contacted a few brokerage firms to file the required form 15c211. However, as FINRA prohibits brokerage firm to charge for providing this service, brokerage firms we contacted are reluctant to file form 15c211 without any compensation. We are continuing our efforts in seeking out a brokerage firms willing to file the required form, but it may take time.

We are also considering moving to a more recognized Exchange where our shares can trade more easily and reflect the value of our current portfolio which includes 11 drugs in discovery and development.

Our portfolio after the acquisition of SalvaRx Limited is as follows:

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Our current oncology pipeline consists of:

“The team continues its work to find the right regulatory and exchange solution for Portage” Greg Bailey MD, Chairman of Portage, said: “Immuno-oncology is such an exciting and dyanmic area. This transaction refreshes our model of licensing 10 products and trying to find 3 that read out positive in a proof of concept.”

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 4, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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